SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Capital One Financial Corporation

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

14040H105

(CUSIP Number)

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Attention: Jan-Willem Vink

Telephone: +31 20 541 8702

Facsimile: +31 20 541 8732

Email: jan-willem.vink@ing.com

(Name, Address and Telephone Number of Person

Authorized to Receive Notices of Communication)

Copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Mark J. Menting, Esq.

Brian E. Hamilton, Esq.

Telephone: (212) 558-4000

Facsimile: (212) 558-3588

Email: mentingm@sullcrom.com

             hamiltonb@sullcrom.com

February 17, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons ING Groep N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) - ☐
6	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 54,753,377[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 54,753,377
11	Aggregate Amount Beneficially Owned by Each Reporting Person 54,753,377
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.9%
14	Type of Reporting Person (See Instructions) HC

[1]

725,291 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios. Certain of these shares may be managed by third-party sub-managers over which ING Groep and its subsidiaries do not have the ability to either direct the vote or the disposition of such shares. ING Groep disclaims beneficial ownership of such shares.

1	Name of Reporting Persons ING Bank N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) - ☐
6	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 54,028,086
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 54,028,086
11	Aggregate Amount Beneficially Owned by Each Reporting Person 54,028,086
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 9.7%
14	Type of Reporting Person (See Instructions) BK

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Capital One Financial Corporation (the “Company”), whose principal executive offices are located at 1680 Capital One Drive, McLean, Virginia.

Item 2. Identity and Background.

This Schedule 13D is filed by ING Groep N.V. (“ING Groep”), a naamloze vennootschap organized under the laws of The Netherlands, and ING Bank N.V. (“ING Bank”), a naamloze venootschap organized under the laws of The Netherlands. ING Bank is a wholly owned subsidiary of ING Groep. The principal office and business address of both ING Groep and ING Bank is Bijlmerplein 888, 1102 MG Amsterdam, The Netherlands. ING Groep, together with its subsidiaries, is a global financial institution of Dutch origin, currently offering banking, investment, life insurance and retirement services to meet the needs of a broad customer base. More than 99.97% of the ordinary shares of ING Groep are owned by, and registered in the name of, Stichting ING Aandelen, a Netherlands trust (the “Trust”) and the issuer of bearer depositary receipts of ING Groep.

The name, present principal occupation or employment, present business address and country of citizenship of each member of the Supervisory Board of ING Groep and executive officer or member of the Executive Board of ING Groep is set forth on Annex I-A attached hereto and incorporated by reference.

The name, present principal occupation or employment, present business address and country of citizenship of each member of the Supervisory Board of ING Bank and member of Management Board Banking is set forth on Annex I-B attached hereto and incorporated by reference.

The name, present principal occupation or employment, present business address and country of citizenship of each member of the Board of the Trust is set forth on Annex I-C attached hereto and incorporated by reference.

During the last five years, neither ING Groep nor, to the best of ING Groep’s knowledge, any of the members of its Supervisory Board nor any executive officers or members of its Executive Board has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the last five years, neither ING Bank nor, to the best of ING Bank’s knowledge, any of the members of its Supervisory Board nor any member of Management Board Banking has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the last five years, neither the Trust nor, to the best of ING Groep’s or ING Bank’s knowledge, any of the members of the Trust’s board has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

ING Bank received 54,028,086 shares (the “Shares”) of Common Stock pursuant to the Purchase and Sale Agreement (the “Purchase Agreement”), dated as of June 16, 2011, by and among ING Groep, ING Bank, ING Direct N.V., ING DIRECT Bancorp and the Company as a portion of the consideration paid to ING DIRECT Bancorp for the sale of its ING Direct business in the United States (the “ING Direct Sale”). As of February 17, 2012, certain subsidiaries of ING Groep, in their role as a discretionary manager of client portfolios, held in the aggregate 725,291 shares of Common Stock (including shares underlying options, warrants, convertible and exchangeable debt and other derivatives, whether issued by the Company or a third party) over which such subsidiaries have the power to vote and direct the disposition of such securities except that certain of these shares may be managed by third-party sub-managers over which ING Groep and its subsidiaries do not have the ability to either direct the vote or the disposition of such shares.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is filed as Exhibit 1 and is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction.

The responses set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 4. ING Bank acquired the Shares in connection with the consummation of the ING Direct Sale pursuant to the Purchase Agreement. The rights and obligations of ING Groep and its affiliates in connection with representation on the Company’s Board of Directors (the “Board”) and in respect of transfers of the Shares, as well as other matters, are set forth in the Shareholders Agreement, dated as of February 17, 2012, between ING Groep and the Company (the “Shareholders Agreement”), and are described in Item 6 below.

Item 5. Interest in Securities of the Issuer.

(a) The Company has informed ING Groep that, as of February 17, 2012, after giving effect to the transactions contemplated by the Purchase Agreement and the Shareholders Agreement, there were 555,282,242 shares of Common Stock issued and outstanding.

As of February 17, 2012, ING Groep beneficially owned an aggregate of 54,753,377 shares of Common Stock, including 725,291 shares of Common Stock over which subsidiaries of ING Groep have the power to vote and direct the disposition of such shares in their role as a discretionary manager of client portfolios except that certain of these shares may be managed by third-party sub-managers over which ING Groep and its subsidiaries do not have the ability to either direct the vote or the disposition of such shares. The shares of Common Stock beneficially owned by ING Groep represent approximately 9.9% of the outstanding shares of the Company’s Common Stock.

As of February 17, 2012, ING Bank beneficially owned 54,028,086 shares of Common Stock. The shares of Common Stock beneficially owned by ING Bank represent approximately 9.7% of the outstanding shares of Common Stock.

(b) ING Groep, ING Bank, and their subsidiaries have the sole power to vote or direct the vote and to dispose or to direct the disposition of the Shares beneficially owned by them.

(c) Except as described herein, neither ING Groep nor, to its knowledge, any of the members of its Supervisory Board nor any of the executive officers or members of its Executive Board have engaged in any transactions in shares of Common Stock in the past 60 days. Except as described herein, neither ING Bank nor, to its knowledge, any of the members of its Supervisory Board, or any of the members of Management Board Banking have engaged in any transactions in shares of Common Stock in the past 60 days. Except as described herein, neither the Trust nor, to ING Groep’s or ING Bank’s knowledge, any of the members of the Board of the Trust have engaged in any transactions in shares of Common Stock in the past 60 days.

(d) No other person is known by ING Groep or ING Bank to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares beneficially owned by ING Groep and ING Bank.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Shareholders Agreement

A. Board Representative

Pursuant to the Shareholders Agreement, upon notice by ING Groep to the Company in writing, the Company is required to take all requisite action at the next meeting of the Board, to occur at least 10 business days following the delivery of such notice, to increase the number of members of the Board by one and to appoint to the Board the representative of ING Groep designated by ING Groep (the “ING Representative”). Until the earlier of (such date, the “Representation Termination Date”) (i) the day on which ING Bank shall have sold more than 33% of the Shares to third parties (subject to certain exceptions) or (ii) the one-year anniversary of the closing of the transactions contemplated by the Purchase Agreement (the “Closing”), which took place on February 17, 2012, at each annual or special meeting of shareholders of the Company at which directors are to be elected to the Board, (a) the Company shall nominate the ING Representative for election to the Board, (b) the Board shall recommend to the Company’s shareholders that they elect the ING Representative to the Board and (c) the Board shall solicit proxies for the ING Representative to the same extent as it does for any of its other director nominees to the Board. The ING Representative must (1) be reasonably acceptable to the Company and its governance committee, (2) satisfy and comply with the requirements regarding service as a member of the Board provided under applicable law and the practices and policies of the Board applicable generally to its members and provided reasonably in advance to ING Groep and (3) agree in writing to submit his or her unconditional resignation promptly upon the occurrence of the Representation Termination Date.

B. “Standstill” Provisions

Pursuant to the Shareholders Agreement, ING Groep may not, and may not permit its controlled affiliates to, during the period beginning on the date of the Closing and ending on the first day on which ING Groep together with its subsidiaries beneficially owns less than 5% of the outstanding shares of Common Stock (the “Standstill Period”), without the prior written approval of the Company: (a) acquire, offer or propose to acquire, or agree or seek to acquire, or solicit the acquisition of, by purchase or otherwise, any equity securities of the Company; (b) form, join or in any way participate in, or enter into any agreement, arrangement or understanding with, a “group” (within the meaning of Section 13(d)(3) of the Act and the rules and regulations promulgated thereunder) with respect to any equity or equity-linked or voting securities of the Company; (c) commence any tender or exchange offer for any equity securities of the Company or rights as to any securities of the Company (other than (i) pursuant to the Purchase Agreement or (ii) pursuant to any stock split or stock dividend or similar corporate action affecting all shareholders on a pro rata basis); (d) enter into or agree, offer, propose or seek (whether publicly or otherwise) to enter into, or otherwise be involved in or part of, any acquisition transaction, merger or other business combination relating to all or part of the Company or any of its subsidiaries or any acquisition transaction for all or part of the assets of the Company or any of its subsidiaries or any of their respective businesses or any recapitalization, restructuring, change in control or similar extraordinary transaction involving the Company or any of its subsidiaries; (e) call or seek to call a meeting of the shareholders of the Company or initiate any shareholder proposal for action by shareholders of the Company; (f) enter into any discussions, negotiations, arrangements or understandings with any other person with respect to any of the foregoing activities; (g) advise, assist, encourage, act as a financing source for or otherwise invest in any other person in connection with any of the foregoing; (h) request that the Company amend, waive or otherwise consent to any action inconsistent with these restrictions; (i) publicly disclose through its authorized representatives any intention, plan or arrangement inconsistent with any of the foregoing; or (j) expressly take any initiative with respect to the Company which could require the Company to make a public announcement regarding (A) such initiative or (B) any of the foregoing activities.

In addition, during the Standstill Period, ING Groep may not, and may not permit any of its controlled affiliates to: (a) make, or in any way participate in, any “solicitation” of “proxies” (as such terms are defined under Regulation 14A under the Act) to vote, or seek to advise or influence any person or entity with respect to the voting of, any voting securities of the Company, including by forming, joining or in any way participating in a “group” (within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder); (b) deposit any Shares in a voting trust or similar arrangement or subject any of the Shares to any voting agreement, pooling agreement or similar arrangement; (c) publicly disclose through its authorized representatives any intention, plan or arrangement inconsistent with any of the foregoing; (d) request that the Company amend, waive or otherwise consent to any action inconsistent with any provision of these restrictions; or (e) expressly take any initiative with respect to the Company which could require the Company to make a public announcement regarding any of these activities.

The foregoing restrictions (collectively, the “Standstill”), however, would not prevent ING Groep or any of its affiliates from engaging in any activities on behalf of clients in connection with brokerage, custodial, discretionary and other money and asset management, mutual and other similar fund or research businesses, activities and services in the ordinary course of its business (so long as the purpose is not to avoid the Standstill).

C. Transfer Restrictions

Subject to limited exceptions, the Shareholders Agreement provides that ING Groep and its subsidiaries that beneficially own any Shares may not Transfer (as defined below), or announce any intention to Transfer, any Shares until May 17, 2012. Thereafter, ING Groep and its subsidiaries that beneficially own any Shares may not, subject to limited exceptions, transfer any Shares (a) in a transaction with any person or “group” (within the meaning of Section 13(d)(3) of the Act and the rules and regulations promulgated thereunder) where any such person or “group” would acquire in such transaction beneficial ownership of an aggregate number of Shares representing 2.0 percent or more of the outstanding shares of Common Stock (or 4.0 percent or more of the outstanding shares of Common Stock, if such transaction is conducted in connection with a public underwritten offering of securities registered under the U.S. Securities Act of 1933 (the “Securities Act”)) or (b) on any given day in an amount greater than 20 percent of the average daily trading volume of Common Stock for the 20-trading day period immediately preceding the date of such Transfer, other than in connection with a public underwritten offering of securities registered under the Securities Act. For purposes of the Shareholders’ Agreement, “Transfer” means, with respect to any security, any direct or indirect sale, assignment, pledge, transfer, hedging, securities lending, voting agreement or other disposition, whether voluntary, by operation of law or otherwise, of or with respect to such security or any interest or rights therein, whether in a single transaction or a series of related transactions, or the entry into a definitive agreement with respect to any of the foregoing (for the avoidance of doubt, whether such agreement is to be settled by delivery of shares of Common Stock, in cash or otherwise).

D. Registration Rights

ING Groep has the right, on up to two separate occasions in any 12-month period and in amounts of at least $200,000,000, to demand that the Company cooperate with ING Groep and its subsidiaries that beneficially own any Shares and any underwriter in effecting an offering pursuant to an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) (an “Automatic Shelf Registration Statement”) of the Shares. After May 17, 2012, if the Company is no longer eligible to use an Automatic Shelf Registration Statement, then ING Groep may demand, on up to two separate occasions in any 12-month period and in amounts of at least $200,000,000, that the Company register on an appropriate form which the Company is then eligible to use, the resale of the Shares.

If the Company proposes to file a registration statement under the Securities Act or consummate an offering pursuant to an Automatic Shelf Registration Statement, in either case with respect to an offering of equity interests in the Company or rights to acquire any equity interest in the Company, for (a) the Company’s own account (subject to certain exceptions) or (b) the account of any holder (other than ING Groep and its subsidiaries that beneficially own any Shares) of equity interests in the Company or rights to acquire any equity interest in the Company, then the Company shall (subject to certain exceptions and the right of the Company to determine in its sole discretion in light of the purpose or objectives of an offering not to include any Shares in such registration or offering) include in such offering or registration statement any Shares that ING Groep requests to be included in such offering or registration statement.

All registered offerings are subject to customary cutbacks (and priorities in respect of the cutbacks) in the size of the offering based on market conditions. In addition, under certain circumstances, the Company may suspend a registered offering of Shares requested by ING Groep for a reasonable period of time not to exceed 45 days in succession (or for a longer period of time with the consent of ING Groep, which cannot be withheld unreasonably), 45 days in the aggregate in any one-year period or two times in any one-year period.

E. Rule 144

For so long as the Company is subject to the requirements of Section 13, 14 or 15(d) of the Act, the Company must file the reports under the Act and the Securities Act required to be filed by it and take such further action as ING Groep and its subsidiaries that beneficially own any Shares reasonably may request to enable ING Groep and its subsidiaries that beneficially own any Shares to sell Shares pursuant to the exemptions provided by Rule 144 promulgated under the Securities Act.

F. Other

ING Groep reserves the right to take any of the actions permitted by the exceptions to the Standstill, as described above, and to exercise its right to dispose of the Shares at any time in a manner permitted by the Shareholders Agreement as then in effect and applicable securities laws. Other than these actions or as otherwise described above or in the discussion of the Passivity Commitments described below, ING Groep does not have any current plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ING Groep reserves the right, in light of its ongoing evaluation of the Company’s financial condition, business, operations and prospects, the market price of Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors to change its plans and intentions at any time, as it deems appropriate. In particular, ING Groep and its affiliates reserve the right, subject to the terms and conditions of the Purchase Agreement, the Shareholders Agreement and applicable securities laws, to sell or transfer shares of Common Stock or other securities beneficially owned by ING Groep from time to time in public or private transactions.

The foregoing description of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement, which is filed as Exhibit 2 and is incorporated by reference in its entirety into this Item 6.

In addition to the contracts, arrangements and understandings described in Items 3 and 4 above and in the Shareholders Agreement, in connection with receiving a determination from the Board of Governors of the Federal Reserve System (the “FRB”) that ING Groep will not be deemed to control the Company for purposes of the Bank Holding Company Act of 1956, as amended, ING Groep entered into certain passivity commitments (the “Passivity Commitments”) with the FRB to support such a determination. Under the Passivity Commitments, subject to certain exceptions, ING Groep may not, without the prior approval of the FRB or its staff, directly or indirectly engage in certain activities with respect to the Company and the securities of the Company.

The foregoing description of the Passivity Commitments is qualified in its entirety by reference to the Passivity Commitments, which are filed as Exhibit 4 and are incorporated by reference in their entirety into this Item 6.

Except as otherwise described above, ING Groep and ING Bank do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, consents or authorizations.

Item 7. Material To Be Filed as Exhibits

Exhibit	Description

1	Purchase and Sale Agreement, dated as of June 16, 2011, by and among Capital One Financial Corporation, ING Groep N.V., ING Bank N.V., ING Direct N.V. and ING Direct Bancorp (incorporated herein by reference to Exhibit 2.1 of the Company’s Report on Form 8-K, filed June 22, 2011).

2	Shareholders Agreement, dated as of February 17, 2012 by and between Capital One Financial Corporation and ING Groep N.V. (incorporated herein by reference to Exhibit 2.1 of the Company’s Report on Form 8-K, filed June 22, 2011).

3	Joint Filing Agreement, dated as of February 27, 2012 by and among ING Groep N.V. and ING Bank N.V.

4	Passivity Commitments, dated as of January 25, 2012, entered into by ING Groep N.V.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2012

ING GROEP N.V.

By:	/s/ Just Emke-Petrelluzzi Bojanic
	Name:	Just Emke-Petrelluzzi Bojanic
	Title:	Senior Compliance Officer

By:	s/ Heather Loewenthal
	Name:	Heather Loewenthal
	Title:	Chief Compliance Officer

ING BANK N.V.

By:	/s/ Just Emke-Petrelluzzi Bojanic
	Name:	Just Emke-Petrelluzzi Bojanic
	Title:	Authorized Signatory

By:	/s/ Heather Loewenthal
	Name:	Heather Loewenthal
	Title:	Authorized Signatory

Annex I-A

ING Groep N.V. SUPERVISORY BOARD MEMBERS

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRESENT BUSINESS ADDRESS OR RESIDENCE

Jeroen van der Veer (Dutch)	Retired. Former Chief Executive Officer of Royal Dutch Shell plc.

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Peter Elverding (Dutch)	Retired. Former Vice Chairman of the Supervisory Board of De Nederlandsche Bank N.V. and former chairman of the management board of Director of Royal DSM N.V.

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Tineke Bahlmann (Dutch)	Chairman of the Dutch Media Authority and professor in Business Administration at the University of Utrecht.

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Henk Breukink (Dutch)	Retired. Former Managing Director of F&C and Country Head for F&C Netherlands.

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Sjoerd van Keulen (Dutch)	Chairman of Holland Financial Centre.

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Piet Klaver (Dutch)	Retired. Former Chairman of the Executive Board of SHV Holdings N.V.

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Joost Kuiper (Dutch)	Retired. Former Executive Board Member of ABN AMRO Bank N.V.

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Aman Mehta (Indian)	Retired. Former CEO of Hong Kong & Shanghai Banking Corporation.

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Luc Vandewalle (Dutch)	Retired. Former Chairman and non-executive member of ING Belgium NV/SA.

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Lodewijk de Waal (Dutch)	Retired. Former Director Humanitas (the Netherlands).

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

ING Groep N.V. EXECUTIVE BOARD MEMBERS

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRESENT BUSINESS ADDRESS OR RESIDENCE

Jan Hommen (Dutch)	CEO, Chairman Executive Board ING Group, Management Board Banking and Management Board Insurance.

c/o ING EB Secretariat
Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

Patrick Flynn (Irish)	CFO, Member Executive Board ING Group, Management Board Banking and Management Board Insurance.

c/o ING EB Secretariat
Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

Annex I-B

ING Bank N.V. SUPERVISORY BOARD MEMBERS

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRESENT BUSINESS ADDRESS OR RESIDENCE

Jeroen van der Veer (Dutch)	Retired. Former Chief Executive Officer of Royal Dutch Shell plc.

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Peter Elverding (Dutch)	Retired. Former Vice Chairman of the Supervisory Board of De Nederlandsche Bank N.V.

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Tineke Bahlmann (Dutch)	Chairman of the Dutch Media Authority and professor in Business Administration at the University of Utrecht.

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Henk Breukink (Dutch)	Retired. Former Managing Director of F&C and Country Head for F&C Netherlands.

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Sjoerd van Keulen (Dutch)	Chairman of Holland Financial Centre.

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Piet Klaver (Dutch)	Retired. Former Chairman of the Executive Board of SHV Holdings N.V.

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Joost Kuiper (Dutch)	Retired. Former Executive Board Member of ABN AMRO Bank N.V.

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Aman Mehta (Indian)	Retired. Former CEO of Hong Kong & Shanghai Banking Corporation.

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Luc Vandewalle (Dutch)	Chairman and non-executive member of ING Belgium NV/SA.

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Lodewijk de Waal (Dutch)	Retired. Former Director Humanitas (the Netherlands).

c/o ING SB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

ING Bank N.V. MANAGEMENT BOARD BANKING MEMBERS

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRESENT BUSINESS ADDRESS OR RESIDENCE

Jan Hommen (Dutch)	CEO, Chairman Executive Board ING Group, Management Board Banking and Management Board Insurance.

c/o ING MBB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Patrick Flynn (Irish)	CFO, Member Executive Board ING Group, Management Board Banking and Management Board Insurance.

c/o ING MBB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

J.V. (Koos) Timmermans (Dutch)	Vice-Chairman of the Management Board Banking.

c/o ING MBB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Wilfred Nagel (Dutch)	Chief Risk Officer, Member Management Board Banking and Management Board Insurance.

c/o ING MBB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

William Connelly (French)	CEO of Commercial Banking. Member Management Board Banking.

c/o ING MBB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

C.P.A.J. (Eli) Leenaars (Dutch)	CEO Retail Banking Direct and International. Member Management Board Banking.

c/o ING MBB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Hans van der Noordaa (Dutch)	CEO Retail Banking Benelux. Member Management Board Banking.

c/o ING MBB Secretariat
P.O. Box 1800
1000 BV Amsterdam
The Netherlands

Annex I-C

Stichting ING Aandelen Board Members

NAME AND CITIZENSHIP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRESENT BUSINESS ADDRESS OR RESIDENCE

Jan Veraart (Dutch)	Retired. Former Chairman of the Executive Board of Hollandsche Beton
Groep.

c/o ING Trust Office
Location AMP C.01.007
Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

Paul Frentrop (Dutch)	Professor Corporate Governance and Capital Markets Nyenrode Business University.

c/o ING Trust Office
Location AMP C.01.007
Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

Carel van den Driest (Dutch)	Retired. Former chairman Executive Board Koninklijke Vopak N.V.

c/o ING Trust Office
Location AMP C.01.007
Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

Herman Hazewinkel (Dutch)	Retired. Former chairman of the Executive Board Koninklijke Volker Wessels Stevin N.V.

c/o ING Trust Office
Location AMP C.01.007
Bijlmerplein 888
1102 MG Amsterdam
The Netherlands

Mick den Boogert (Dutch)	Professor securities law (emeritus) Groningen University.

c/o ING Trust Office
Location AMP C.01.007
Bijlmerplein 888
1102 MG Amsterdam
The Netherlands